SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2009

                           MAGAL SECURITY SYSTEMS LTD.
                              (Name of Registrant)


                P.O. Box 70, Industrial Zone, Yahud 56100 Israel
                     (Address of Principal Executive Office)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

This Report on Form 6-K is incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-9050 and 333-123265 and Form S-8 Registration Statement File No. 333-06246.

                           Magal Security Systems Ltd.



6-K Items

     1. Press Release re Magal Provides Update With Regard to the Status of a Previously Announced Agreement for the Installation of a Municipal Command and Control System in a Latin American City dated February 17, 2009.

                                                                          ITEM 1

Press Release                                 Source: Magal Security Systems Ltd

Magal Provides Update With Regard to the Status of a Previously Announced Agreement for the Installation of a Municipal Command and Control System in a Latin American City

Tuesday February 17, 9:00 am ET

YAHUD, Israel, February 17 /PRNewswire-FirstCall/ -- Magal Security Systems Ltd. (NASDAQ GMS: MAGS, TASE: MAGS) announced today that although it had a signed agreement with a large Latin American municipality with respect to the installation of a municipal security command and control system, the project was cancelled. The cancellation was due to repetitive delays in the transfer of governmental funds.

Mr. Izhar Dekel. CEO of Magal said: "We were disappointed to learn of this cancellation. The cancellation, which was out of our control, resulted from internal bureaucratic procedures that have impacted this project. Nonetheless, we believe that our leading municipal security solution provides an integrated safety and security system that is well suited for the challenging demands of municipalities around the world. Despite the setback in this particular project, we are currently involved in the execution of many other municipal safety and security management projects both in Israel and elsewhere, and we are in the midst of a campaign to win similar assignments for additional cities, as we grow our repertoire of positive references."

About Magal Security Systems Ltd.:

Magal Security Systems Ltd. (Magal) is engaged in the development, manufacturing and marketing of computerized security systems, which automatically detect, locate and identify the nature of unauthorized intrusions. The Company's products are currently used in more than 70 countries worldwide to protect national borders, airports, correctional facilities, nuclear power stations and other sensitive facilities from terrorism, theft and other threats.

Magal's shares trade in the U.S. on the NASDAQ Global Market and in Israel on the Tel-Aviv Stock Exchange (TASE) under the symbol MAGS.

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

    Contacts:
    Magal Security Systems Ltd         GK Investor Relations
    Lian Goldstein                     Ehud Helft/Kenny Green
    Tel: +972-3-539-1444               Tel: (US) +1-646-201-9246
    Fax: +72-3-536-6245                Int'l dial: +972-3-607-4717
    E-mail:lian@magal-ssl.com          E-mail: info@gkir.com

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MAGAL SECURITY SYSTEMS LTD.
                                                (Registrant)



                                            By: /s/ Izhar Dekel
                                                ---------------
                                                Izhar Dekel
                                                Chief Executive Officer



Date:  February 17, 2009